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                            October 1, 2021

       Carter Culver
       Senior Vice President & Deputy General Counsel
       Constellation Newholdco, Inc.
       c/o Exelon Corporation
       10 South Dearborn Street
       P.O. Box 805379
       Chicago, Illinois 60680-5379

                                                        Re: Constellation
Newholdco, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10-12B
                                                            Submitted September
14, 2021
                                                            CIK 0001868275

       Dear Mr. Culver:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10-12B

       Summary, page 1

   1. We note your response to prior comment 2. Please define the term "clean energy" and clarify throughout, if
true, that your references to "carbon-free" is solely based on your generation output
of electricity.
 Carter Culver
FirstName  LastNameCarter  Culver
Constellation Newholdco, Inc.
Comapany
October    NameConstellation Newholdco, Inc.
        1, 2021
October
Page 2 1, 2021 Page 2
FirstName LastName
Risk Factors
Our financial performance could be negatively affected by matters arising from our ownership and operation of nuclear facilities, page 28

2. We note your response to prior comment 2. Please revise to enhance your risk factor to describe the operational risks arising from your ownership and operation of nuclear facilities. We note your disclosure on page 79 that the generation of nuclear energy results in spent nuclear fuel and radioactive waste.
The Separation
Background, page 38

3. We note your revisions in response to prior comment 6. Please expand your disclosure to discuss in greater detail the board's consideration of a sale of
Exelon   s competitive
         generation and customer facing business as a possible alternative, including whether the board considered or engaged in discussions, due diligence, or negotiations regarding a sale. In addition, disclose the reasons the board ultimately decided the spin-off transaction was a better strategic alternative than a sale.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
95

4. We reviewed your response to prior comment 9. Discuss and analyze your financial position and the changes in your financial condition as required by
Item 303(a) and (b) of
         Regulation S-K. Specifically, discuss and analyze material changes to your balance sheet and discuss material events and uncertainties that may impact your future financial condition.
Results of Operations , page 104

5. We have read your response to prior comment 10. Please reconcile the non-GAAP measure consolidated RNF to a GAAP gross profit that includes depreciation and amortization. In this regard, a GAAP gross profit should be used as the starting point of the non-GAAP reconciliation. Lastly, tell us whether you considered the use of a different caption for RNF.
6. We have read your response to prior comment 11. You state that you do not believe an analysis of the changes in operating revenues or purchased power and fuel expense provides useful information to investors given your business model and implemented risk mitigation strategy. However, it is unclear what your cost structure is for nuclear generation, fossil and renewables and purchased power or for example why capacity revenues have materially decreased in the Mid-Atlantic, Midwest and Other Power regions and materially increased in the New York region. Please revise your results of operations to discuss and analyze material changes in operating revenues and energy costs by generation source.
 Carter Culver
Constellation Newholdco, Inc.
October 1, 2021
Page 3
7. We note the price of electricity is a key determinant of the profitability of the Company.
      Many variables can impact the price of electricity, such as the price of different fuels, weather and load growth. These variables differ by region and therefore the price of electricity varies by region. To increase transparency of the underlying trends in the price of electricity by region, an investor would benefit from additional disclosure of the average power price for each of your major markets or regions. Additionally, it appears you could disclose the realized average power price per region that includes the impact of settled hedges. Lastly, tell us how you allocate the effects of the economic hedges to each specific region.
Liquidity and Capital Resources, page 110

8. We have read your response to prior comment 12. It appears there are other changes in working capital that are not addressed in your response, such as changes in accounts payable and accrued expenses. Revise your operating cash flow discussion to quantify, discuss, and analyze each significant change in working capital and the underlying reasons for such changes.
        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameCarter Culver
                                                            Division of
Corporation Finance
Comapany NameConstellation Newholdco, Inc.
                                                            Office of Energy &
Transportation
October 1, 2021 Page 3
cc:       Tiffany Chan, Esq.
FirstName LastName